Exhibit 99.1

ICZOOM GROUP INC.
(incorporated in the Cayman Islands with limited liability)
(NASDAQ: IZM)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual general meeting of shareholders (the “Meeting”) of ICZOOM Group Inc. (the “Company”) will be held on August 20, 2024, at 9:00 p.m., Beijing time, at Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road Futian District, Shenzhen Guangdong, China, 518000, for the purposes of considering the following proposals:

1.      to consider and approve, by a special resolution, that the amendments of the Company’s memorandum and articles of association to remove the requirement of the Company to hold annual general meetings and related consequential updates, as well as other administrative updates, in the form of the Fourth Amended and Restated Memorandum and Articles of Association attached as Annex A of the Proxy Statement (the “Amended MAA”), and the adoption of the Amended MAA as the memorandum and articles of association of the Company, to the exclusion of the existing Third Amended and Restated Memorandum and Articles of Association, be authorized and approved with immediate effect.

2.      to elect, subject to the adoption of the Amended MAA and by separate ordinary resolutions, each of the five directors named in the accompanying proxy statement to hold office for a three-year term, and until his/her respective successor is elected and duly qualified.

3.      to ratify, by ordinary resolution, the appointment of Audit Alliance LLP, as the Company’s independent registered public accounting firm for the fiscal year ended June 30, 2023, and to approve, by ordinary resolution, the appointment of Audit Alliance LLP, as the Company’s independent registered public accounting firm for the fiscal year ended June 30, 2024.

4.      to approve, by ordinary resolution, the adjournment of the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

The Board of Directors has fixed the close of business on July 19, 2024 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s 2023 annual report, from the Company’s website at http://ir.iczoomex.com/index.html or by submitting a request to investors@iczoom.com.

The accompanying proxy statement forms part of this notice of annual general meeting of shareholders.

By Order of the Board of Directors,
/s/ Lei Xia
Lei Xia
Chairman of the Board of Directors

July 19, 2024

ICZOOM GROUP INC.
ANNUAL GENERAL MEETING OF SHAREHOLDERS
AUGUST 20, 2024
9:00 p.m., Beijing Time

PROXY STATEMENT

The board of directors (the “Board”) of ICZOOM Group Inc. (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting”) of the Company to be held on August 20, 2024, at 9:00 p.m. Beijing time, at Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road Futian District, Shenzhen Guangdong, China, 518000 and any adjournment thereof.

Only holders of the ordinary shares of the Company (the “Ordinary Shares”) of record at the close of business on July 19, 2024 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. The shareholders entitled to vote in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing not less than one-third of all votes attaching to the total issued voting shares in the Company throughout the Meeting shall form a quorum. When counting the quorum, each issued and outstanding Class A ordinary share in the Company (a “Class A Ordinary Share”) has one vote and each issued and outstanding Class B ordinary share in the Company (a “Class B Ordinary Share”) has ten votes.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s Class A Ordinary Shares shall be entitled to one vote in respect of each Class A Ordinary Share held by such holder on the Record Date. Each holder of the Company’s Class B Ordinary Shares shall be entitled to ten votes in respect of each Class B Ordinary Share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, resolutions will be proposed as follows:

1.      to consider and approve, by a special resolution, that the amendments of the Company’s memorandum and articles of association to remove the requirement of the Company to hold annual general meetings and related consequential updates, as well as other administrative updates, in the form of the Fourth Amended and Restated Memorandum and Articles of Association attached as Annex A of the Proxy Statement (the “Amended MAA”), and the adoption of the Amended MAA as the memorandum and articles of association of the Company, to the exclusion of the existing Third Amended and Restated Memorandum and Articles of Association, be authorized and approved with immediate effect.

2.      to elect, subject to the adoption of the Amended MAA and by separate ordinary resolutions, each of the five directors named in the accompanying proxy statement to hold office for a three-year term, and until his/her respective successor is elected and duly qualified.

3.      to ratify, by ordinary resolution, the appointment of Audit Alliance LLP, as the Company’s independent registered public accounting firm for the fiscal year ended June 30, 2023, and to approve, by ordinary resolution, the appointment of Audit Alliance LLP, as the Company’s independent registered public accounting firm for the fiscal year ended June 30, 2024.

4.      To approve, by ordinary resolution, the adjournment of the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” PROPOSALS NO. 1, NO. 3 AND NO. 4 AND “FOR” ALL OF THE NOMINEES LISTED IN PROPOSAL NO. 2.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Meeting are requested to read, complete, sign, date, and return the attached proxy card (or appoint your proxy via the Internet) in accordance with the instructions set out therein.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to Nasdaq Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The Company filed its annual report on Form 20-F for the year ended June 30, 2024 with the U.S. Securities and Exchange Commission on October 31, 2023, as further amended on April 29, 2024 (the “2023 Annual Report”). The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our 2023 Annual Report to shareholders by visiting the “SEC Filings” heading under the “Financials & Filings” section of the Company’s website at http://ir.iczoomex.com/index.html. If you want to receive a paper or email copy of the Company’s 2023 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at investors@iczoom.com.

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Certain of our Shareholders hold their shares in an account at a brokerage firm, bank or other nominee holder, rather than holding share certificates in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record/Registered Shareholders

If, on the Record Date, your shares were registered directly in your name with our transfer agent, Transhare Corporation, you are a “Shareholder of Record” who may vote at the Meeting, and we are sending these proxy materials directly to you. As the Shareholder of Record, you have the right to direct the voting of your shares by returning the enclosed proxy card to us or appointing your proxy via the Internet or to vote in person at the Meeting. Whether or not you plan to attend the Meeting, please read, complete, sign, date, and return the attached proxy card (or appoint your proxy via the Internet) in accordance with the instructions set out therein to ensure that your vote is counted.

Beneficial Owner

If, on the Record Date, your shares were held in an account at a brokerage firm or at a bank or other nominee holder, you are considered the beneficial owner of shares held “in street name,” and these proxy materials are being forwarded to you by your broker or nominee who is considered the Shareholder of Record for purposes of voting at the Meeting. As the beneficial owner, you have the right to direct your broker on how to vote your shares and to attend the Meeting. However, since you are not the Shareholder of Record, you may not vote these shares in person at the Meeting unless you receive a valid proxy from your brokerage firm, bank or other nominee holder. To obtain a valid proxy, you must make a special request of your brokerage firm, bank or other nominee holder. If you do not make this request, you can still vote by using the voting instruction card enclosed with this proxy statement; however, you will not be able to vote in person at the Meeting.

How do I vote?

If you were a Shareholder of Record of the Company’s Ordinary Shares on the Record Date, you may vote in person at the Meeting or by submitting a proxy. Each Class A Ordinary Share that you own in your name entitles you to one vote and each Class B Ordinary Share that you own in your name entitles you to ten votes, respectively, in each case, on the applicable proposals.

(1) You may submit your proxy by mail or via the Internet. You may submit your proxy by mail by completing, signing and dating your proxy card and returning it in the enclosed, postage-paid and addressed envelope. You may also appoint a proxy via the Internet by following the instructions on your proxy card. If we receive your proxy card at least 24 hours prior to the Meeting and if you mark your voting instructions on the proxy card, your shares will be voted:

•        as you instruct, and

•        according to the best judgment of the proxies if a proposal comes up for a vote at this Meeting that is not on the proxy card.

We encourage you to examine your proxy card closely to make sure you are voting all of your shares in the Company.

If you return a signed card, but do not provide voting instructions, your shares will be voted:

•        FOR the amendments of the Company’s memorandum and articles of association to remove the requirement of the Company to hold annual general meetings and related consequential updates, as well as other administrative updates, in the form of the Amended MAA, and the adoption of the Amended MAA as the memorandum and articles of association of the Company, to the exclusion of the existing Third Amended and Restated Memorandum and Articles of Association with immediate effect. .

•        FOR each nominee for director

•        FOR the ratification of the appointment of Audit Alliance LLP, as the Company’s independent registered public accounting firm for the fiscal year ended June 30, 2023, and the approval of the appointment of Audit Alliance LLP, as the Company’s independent registered public accounting firm for the fiscal year ended June 30, 2024.

•        FOR approving the adjournment of the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

•        according to the best judgment of your proxy if a proposal comes up for a vote at the Meeting that is not on the proxy card.

(2) You may vote in person at the Meeting. We will pass out written ballots to any Shareholder of Record who wants to vote at the Meeting.

If I plan on attending the Meeting, should I return my proxy card?

Yes. Whether or not you plan to attend the Meeting, after carefully reading and considering the information contained in this proxy statement, please complete and sign your proxy card. Then return the proxy card in the pre-addressed, postage-paid envelope provided herewith as soon as possible so your shares may be represented at the Meeting. You may also appoint a proxy via the Internet by following the instructions on your proxy card.

May I change my mind after I return my proxy?

Yes. You may revoke your proxy and change your vote at any time before the polls close at this Meeting. You may do this by:

•        sending a written notice to the Secretary of the Company at the Company’s executive offices stating that you would like to revoke your proxy of a particular date;

•        signing another proxy card with a later date and returning it in accordance with the instructions set out therein so as to be received at least 24 hours before this Meeting; or

•        attending this Meeting and voting in person.

What does it mean if I receive more than one proxy card?

You may have multiple accounts at the transfer agent and/or with brokerage firms. Please sign and return all proxy cards to ensure that all of your shares are voted.

What happens if I do not indicate how to vote my proxy?

Signed and dated proxies received by the Company without an indication of how the shareholder desires to vote on a proposal will be voted in favor of each director and proposal presented to the shareholders.

Will my shares be voted if I do not sign and return my proxy card?

If you do not sign and return your proxy card or appoint a proxy via the Internet, your shares will not be voted unless you vote in person at this Meeting.

How many votes are required to amend the Company’s memorandum and articles of association to remove the requirement of the Company to hold annual general meetings and related consequential updates, in the form of the Amended MAA and the adoption of the Amended MAA as the memorandum and articles of association of the Company, to the exclusion of the existing Third Amended and Restated Memorandum and Articles of Association with immediate effect?

The adoption of the Amended MAA requires a special resolution, being a resolution passed by no less than two-thirds of the votes of Ordinary Shares held by such shareholders as, being entitled to do so, vote in person or by proxy on the adoption of the Amended MAA at the Meeting.

How many votes are required to elect the Director Nominees as directors of the Company?

The election of each nominee for director requires an ordinary resolution, being a resolution passed by a simple majority of the votes of Ordinary Shares held by such shareholders as, being entitled to do so, vote in person or by proxy on the election of directors at the Meeting.

How many votes are required to ratify the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ended June 30, 2023, and to approve the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ended June 30, 2024?

The proposal to ratify the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ended June 30, 2023, and to approve the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ended June 30, 2024 requires an ordinary resolution. An ordinary resolution is a resolution passed by a simple majority of the votes of Ordinary Shares held by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting.

How many votes are required to approve the adjournment of the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals?

The proposal to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals, requires an ordinary resolution. An ordinary resolution is a resolution passed by a simple majority of the votes of Ordinary Shares held by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting.

Is my vote kept confidential?

Proxies, ballots and voting tabulations identifying Shareholders are kept confidential and will not be disclosed, except as may be necessary to meet legal requirements.

Where do I find the voting results of this Meeting?

We will announce voting results at this Meeting and also file a Current Report on Form 6-K with the Securities and Exchange Commission (the “SEC”) reporting the voting results.

Who can help answer my questions?

You can contact us via email investors@iczoom.com or by sending a letter to the offices of the Company at Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road, Futian District, Shenzhen, Guangdong, China, 518000 with any questions about proposals described in this proxy statement or how to execute your vote.

PROPOSAL NO. 1
MAA AMENDMENT PROPOSAL

We are proposing to approve certain amendments to be made to the Company’s memorandum and articles of association in order to remove the requirement of the Company to hold annual general meetings and related consequential updates (including, without limitation, the need for Directors to retire annually). There are also some administrative amendments to allow the Company to conduct hybrid or virtual general meetings in the future. These amendments are set out in the form of the Fourth Amended and Restated Memorandum and Articles (the Amended MAA) attached as Annex A of the Proxy Statement, which is proposed to be adopted as the memorandum and articles of association of the Company, to the exclusion of the existing Third Amended and Restated Memorandum and Articles of Association with immediate effect (the “MAA Amendment Proposal”).

If the MAA Amendment Proposal is approved, we will instruct the registered office provider of the Company to file the Amended MAA with the Registrar of Companies in the Cayman Islands and to do and complete all other matters ancillary to such filing as may be necessary or desirable in order to give effect to the amendments of the memorandum and articles of association in the Cayman Islands.

The main purpose of the MAA Amendment Proposal is to allow the Company to follow its home country practice with more flexibility and cost efficiency with respect to its corporate governance, and to allow the Company to conduct hybrid and/or virtual general meetings in the future.

The Company is incorporated in the Cayman Islands and its corporate governance practices are governed by applicable Cayman Islands law. The current memorandum and articles of association of the Company provides that the Company shall hold an annual general meeting in each year.

In addition, because the Company’s Class A Ordinary Shares are listed on The Nasdaq Capital Market, the Company is subject to Nasdaq’s corporate governance requirements. Nasdaq Stock Market Rule 5615(a)(3) permits a foreign private issuer, like the Company, to follow home country practices in lieu of certain requirements of Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement.

Nasdaq Stock Market Rule 5620(a) requires Nasdaq-listed companies hold an annual meeting of shareholders within twelve months of their fiscal year end pursuant to the (the “Annual Meeting Requirement”). On March 17, 2023, the Company completed its initial public offering of 1,500,000 Class A Ordinary Shares, $0.16 par value per share, at an offering price of $4.00 per share, generating gross proceeds of approximately $6 million. The Company’s Class A Ordinary Shares began trading on the Nasdaq Capital Market on March 15, 2023 under the ticker symbol “IZM.”

The management of the Company believes that it would allow more flexibility and cost efficiency for the Company to rely on its home country practice in lieu of the Annual Meeting Requirement, and to allow the Company to conduct hybrid and/or virtual general meetings in the future. If the shareholders approve the MAA Amendment Proposal, the Company would adopt the Amended MAA, pursuant to which the Company may or may not hold annual meetings in each year, and any general meeting may be held with support of communication technologies on a hybrid or virtual basis. The Company will also elect to be exempt from Annual Meeting Requirement in reliance on its home country practice pursuant to Nasdaq Stock Market Rule 5615(a)(3) and disclose in its annual report each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. Otherwise, the Company will still obtain shareholders approvals on certain businesses pursuant to its then existing memorandum and articles of association, Cayman Islands laws, Nasdaq Listing Rules and other laws and regulations, as applicable. The Board of Directors or any one director of the Company may, whenever they think fit, convene an extraordinary general meeting.

Vote Required and Board Recommendation

If a quorum is present, a resolution passed by a majority of at least two-thirds of the votes of Ordinary Shares held by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting will be required to approve the amendment.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL NO. 1, THE MAA
AMENDMENT PROPOSAL

PROPOSAL NO. 2
ELECTION OF DIRECTORS

The nominees listed below (the “Director Nominees”) have been nominated by the Nominating and Corporate Governance Committee and approved by our Board to stand for election as directors of the Company.

Unless you indicate otherwise, shares represented by executed proxies in the form enclosed will be voted for the election of each nominee unless any such nominee shall be unavailable, in which case such shares will be voted for a substitute nominee designated by the Board.

Subject to the MAA Amendment Proposal being approved, each Director Nominee that is elected pursuant to Proposal No. 2 will be elected for a three-year term, and until his/her respective successor is elected and duly qualified.

Director Nominees

The Director Nominees recommended by the Board are as follows:

Name	Age	Position
Lei Xia	56	President, Chief Executive Officer, and Chairman of the Board
Duanrong Liu	48	Chief Operating Officer and Director
Wei Xia	57	Independent director
Qi (Jeff) He	52	Independent director
Tianshi (Stanley) Yang	34	Independent director

Information Regarding the Company’s Directors and Nominees

Lei Xia is the co-founder, CEO and the chairman of the board of directors of ICZOOM. He founded ICZOOM in October 2012 and has served as the CEO till now. In January 2000, he founded SinoHub, and was served as the president till April, 2012. From September 1998 to January 2000, he was the founder of RGL Beijing, a high-end visual software & solution provider. From June 1997 to September 1998, he worked as a sales director in NEFAB China. From December 1996 to June 1997, he worked as a senior marking engineer in HP Shanghai. He was the first sales manager of Arrow Electronics Shanghai from August 1995 to November 1996. Mr. Xia holds a bachelor’s degree in electrical engineering from University of Alabama.

Duanrong Liu is the co-founder and director of ICZOOM. She has been served as the COO in ICZOOM since April 2012 to date. From October 2007 to November 2011, she served as the CEO of Shenzhen Chenhuake Technology Development, Ltd. From October 2006 to February 2012, she served as the CEO of Shenzhen YU Li Bo Technology Ltd. From May 2000 to April 2006, she worked as the manager of Dragon (Hong Kong) Electronics, Ltd. Ms. Liu accomplished Executive MBA from Tsinghua University in 2011.

Qiang He has been serving as the CFO of ICZOOM since March 2021. Since April 2022, Mr. He has served as a director of Ostin Technology Group Co., Ltd. (Nasdaq: OST), a supplier of display modules and polarizers in China. He was the finance director of Xiamen Shenzhouying Software and Technology Co., Ltd from 2020 to 2021. From December 2018 to January 2020, he served as the finance directors of Minjiakefeng Information and Technology Co., Ltd. He worked as a senior auditor in the Auckland Office of PricewaterhouseCoopers from June 2016 to October 2018. He was an asset management manager of Manager of Guangzhou Yuexiu Financing and leasing Co., Ltd. from 2014 to 2015. He worked as a senior auditor in PricewaterhouseCoopers Zhongtian LLP from June 2008 to September 2014. Mr. He is a CPA of China and CPA of North Dakota, U.S. He holds a bachelor degree of financial management from Jinan University.

Mr. Tianshi (Stanley) Yang has been serving as an independent director of the Company since March 14, 2023. He has more than 12 years of experience in finance, and investment in China, Hong Kong, and the U.S. as well as management experience in four Nasdaq listed companies and directorship in a public company listed in the Stock Exchange of Hong Kong. Since January 2024, Mr. Yang served as the Chief Strategy Officer of SunCar Technology Group Inc. (NASDAQ: SDA), an online platform providing automotive after-sales services and online insurance services for electric vehicles in China. Since June 2021, Mr. Yang has served as the chief financial officer of TD Holdings, Inc. (NASDAQ: GLG), a company engaged in commodity trading business and supply chain service business in China. From March 2020 to May 2021, Mr. Yang served as the head of investor relation in Aesthetic Medical International

Holdings Group Limited (NASDAQ: AIH), a company that provides aesthetic medical service. From January 2019 to February 2020, Mr. Yang served as the financial department director of Meten International Education Group Ltd. (NASDAQ: METX), an English language training service provider. From May 2016 to October 2018, Mr. Yang served as the investment director of China First Capital Group (HKEX: 01269), an educational investment company. Mr. Yang earned his Bachelor degree in Economics from Tianjin University of Finance and Economics in China in June 2011 and a Master’s degree in Financial Engineering from Brandeis University in Boston, U.S. in February 2016.

Mr. Qi (Jeff) He has been serving as an independent director of the Company since March 14, 2023. Since October 2021, Mr. He has served as the chief executive officer of TandemAI Limited, a technology company dedicated to reinventing drug discovery infrastructure. From July 2017 to October 2021, he served as the chief operating officer of HiFiBiO (HK) Limited, a multinational biotherapeutics company. From December 2016 to June 2017, he served as the chief financial officer of Harbour BioMed, a global clinical-stage biopharmaceutical company. From January 2013 to December 2016, he served as an executive vice president of ShangPharma Co., a pharmaceutical and biotechnology research and development and outsourcing company. Mr. He earned his Bachelor’s degree in Mechanical Engineering from Zhejiang University in 1993, a Master’s degree in Economics from University of Shanghai for Science and Technology in 1998, and an MBA degree from Emory University in 2001.

Mr. Wei Xia has been serving as the independent director of the Company since March 14, 2023. From July 2012 to August 2022, he served as an analytic consultant of Wells Fargo Bank. From October 2008 to October 2011, he served as the director of finance at SinoHub, Inc., a company that markets a supply chain management platform for the electronics industry. From August 2007 to September 2008, he served as a marketing consultant of Wells Fargo Bank. From May 2006 to August 2007, he served as a marketing analyst of Washington Mutual Bank. From May 2001 to May 2006, he served as a financial analyst of JPMorgan Chase. Mr. Xia earned his Bachelor’s degree in accounting from University of Alabama in 1994 and a Master’s degree in Computer Information Systems from Georgia State University in 2000.

Vote Required and Board Recommendation

If a quorum is present, separate resolutions passed by a simple majority of the votes of Ordinary Shares held by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting will be required to elect all of the Director Nominees.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL NO. 2, THE ELECTION
TO THE BOARD OF DIRECTORS OF ALL OF THE NOMINEES

PROPOSAL NO. 3
RATIFICATION AND APPROVAL OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Audit Alliance LLP to serve as the independent registered public accounting firm of the Company for the fiscal year ending June 30, 2023 and 2024.

We are asking our shareholders to ratify the selection of Audit Alliance LLP. as our independent registered public accounting firm for the fiscal year ending June 30, 2023, and approve the appointment of Audit Alliance LLP. as our independent registered public accounting firm for the fiscal year ending June 30, 2024. In the event our shareholders fail to ratify or approve the appointment, the Audit Committee may reconsider this appointment.

We have been advised by Audit Alliance LLP that neither the firm nor any of its associates had any relationship during the last fiscal year with our company other than the usual relationship that exists between independent registered public accountant firms and their clients. Representatives of Audit Alliance LLP are not expected to attend the Meeting in person and therefore are not expected to be available to respond to any questions. As a result, representatives of Audit Alliance LLP will not make a statement at the Meeting.

Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the periods indicated.

	June 30, 2023(1)	June 30, 2022
	USD	USD
Audit Fees	$330,000	$330,000
Audit Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total Fees	$330,000	$330,000

____________

(1)      Upon the approval of the audit committee of the board of directors of the Company and the board of directors of the Company, the Company appointed Audit Alliance LLP as the independent registered public accounting firm. Audit Alliance LLP replaced Friedman LLP, the former independent registered public accounting firm of the Company, which the Company dismissed effective as of April 3, 2023.

“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditor including audit services, audit-related services, tax services and other services.

Our Audit Committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit serv

Policies and Procedures Relating to Approval of Services by Our Independent Registered Public Accountants

The Audit Committee is solely responsible for the approval in advance of all audit and permitted non-audit services to be provided by our independent registered public accounting firms (including the fees and other terms thereof), subject to the de minimus exceptions for non-audit services provided by Section 10A(i)(1)(B) of the Exchange Act, which services are subsequently approved by the Audit Committee prior to the completion of the audit. None of the fees listed above are for services rendered pursuant to such de minimus exceptions.

The Audit Committee of our Board of Directors has established its pre-approval policies and procedures, pursuant to which the Audit Committee approved the foregoing audit, tax and non-audit services provided by Audit Alliance LLP in 2023. Consistent with the Audit Committee’s responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the Audit Committee. The full Audit Committee approves proposed services and fee estimates for these services. One or more independent directors serving on the Audit Committee may be delegated by the full Audit Committee to pre-approve any audit and non-audit services. Any such delegation shall be presented to the full Audit Committee at its next scheduled meeting. Pursuant to these procedures, the Audit Committee approved the foregoing audit services provided by Audit Alliance LLP.

Vote Required and Board Recommendation

If a quorum is present, a resolution passed by a simple majority of the votes of Ordinary Shares held by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting will be required to approve the above ratification and appointment.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL NO. 3, THE
RATIFICATION AND APPROVAL OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM.

PROPOSAL NO. 4
THE ADJOURNMENT PROPOSAL

This proposal, if approved, will allow the chairman of the Meeting to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals. The adjournment proposal will only be presented to our shareholders in the event, based on the tabulated votes, there are not sufficient votes for, or otherwise in connection with, the approval of the other proposals at the time of the Meeting.

Vote Required and Board Recommendation

If a quorum is present, a resolution passed by a simple majority of the votes of Ordinary Shares held by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting will be required to approve the Adjournment Proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL NO. 4,
THE ADJOURNMENT PROPOSAL

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors
July 19, 2024	/s/ Lei Xia
Lei Xia
Chairman of the Board of Directors

ANNEX A

ICZOOM Group Inc.

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Fourth Amended and Restated

Memorandum and Articles of Association

adopted by Special Resolution of the Company passed on [date]

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P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman KY1-1205
Cayman Islands

ICZOOM Group Inc.

Companies Act (Revised)
Company Limited by Shares

Fourth Amended and Restated Memorandum of Association
(adopted by a Special Resolution of the Company passed on [date])

1       Company Name

The name of the Company is ICZOOM Group Inc.

2       Registered Office

The registered office of the Company will be situated at the offices the offices of Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 — 1205 Cayman Islands of Islands or at such other place as the Directors may from time to time decide.

3       Objects

The objects for which the Company is established are unrestricted, and the Company shall have full power and authority to carry out any object not prohibited by law as provided by Section 7(4) of the Companies Act and any other law of the Cayman Islands.

4       Powers of Company

Except as prohibited or limited by the Companies Act (Revised) (as amended from time to time) and subject to the rules and regulations of the trading market on which the Company’s outstanding shares then trade, if any, the Company shall have and be capable of from time to time and all times exercising any and all of the powers at any time or from time to time exercisable by a natural person or body corporate in doing in any part of the world whether as principal, agent, contractor or otherwise whatever may be considered by it necessary for the attainment of its objects and whatever else may be considered by it as incidental or conducive thereto or consequential thereon, including, but without in any way restricting the generality of the foregoing, the power to make any alterations or amendments to this memorandum of association and the articles of association of the Company and the power to pay all expenses of and incidental to the promotion, formation and incorporation of the Company; to register the Company to do business in any other jurisdiction; to sell, lease or dispose of any property of the Company; to effect a merger, capital share exchange, asset acquisition, share purchase, reorganization or similar business combination involving the Company and one or more businesses, to draw, make, accept, endorse, discount, execute and issue promissory notes, debentures, bills of exchange, bills of lading, options, warrants and other negotiable or transferable instruments; to lend money or other assets and to act as guarantors; to borrow or raise money on the security of the undertaking or on all or any of the assets of the Company or without security; to invest monies of the Company in such manner as the directors determine; to promote other companies; to sell the undertaking of the Company for cash or any other consideration; to distribute assets in specie to shareholders of the Company; to make charitable or benevolent donations; to pay pensions or gratuities or provide other benefits in cash or kind to directors, officers, employees, past or present, and their families; to carry on any trade or business and generally to do all acts and things which, in the opinion of the Company or the directors, may be conveniently or profitably or usefully acquired and dealt with, carried on, executed or done by the Company in connection with the business aforesaid.

5       Limited Liability

The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

6       Authorised Capital

The authorised share capital of the Company is USD 5,600,000 divided into 30,000,000 Class A Ordinary Shares with a nominal or par value of USD 0.16 each and 5,000,000 Class B Ordinary Shares with a nominal or par value of USD 0.16 each, provided always that the Company acting by its board of directors shall have power to purchase and/or redeem any or all of such shares and to increase or reduce the said capital of the Company and to sub-divide or consolidate the said shares or any of them subject to the provisions of the Companies Act,

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the articles of association and the rules of the applicable trading market on which the capital is then traded and to issue all or any part of its capital whether original, purchased, redeemed, increased or reduced with or without any preference, priority or special privilege or subject to any restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

7       Part VII of the Companies Act (Revised)

If the Company is registered as an exempted company in accordance with Part VII of the Companies Act (Revised), the Company will comply with the provisions of such law relating to exempted companies and, subject to the provisions of the Companies Act and the Articles of Association, it shall have the power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

8       Amendment

The Company shall have power to amend this memorandum of association by Special Resolution.

Annex A-2

ICZOOM Group Inc.

Companies Act (Revised)
Company Limited by Shares

Fourth Amended and Restated Articles of Association
(adopted by Special Resolution of the Company passed on [date])

1         Preliminary

1.1      The regulations contained in Table A of the Companies Act (Revised) do not apply to the Company and the following are the articles of association of the Company.

1.2      In these Articles:

(a)     the following terms shall have the meanings set opposite if not inconsistent with the subject context:

“Articles”	means the articles of association of the Company as originally framed as from time to time amended by Special Resolution;
“Audit Committee”	means the committee appointed by the Board in accordance with Article 39 or a successor committee;
“Auditors”	means the persons for the time being performing the duties of auditors of the Company;
“Board”	means the board of Directors of the Company or the Directors present at a meeting of Directors of the Company at which a quorum is present;
“Chairman”	means the Chairman of the board of Directors from time to time;
“Class A Ordinary Shares”	means the Class A Ordinary Shares in the capital of the Company having a par value of USD 0.16 each having the rights, and subject to the restrictions, provided in these Articles;
“Class B Ordinary Shares”	means the Class B Ordinary Shares in the capital of the Company having a par value of USD 0.16 each having the rights, and subject to the restrictions, provided in these Articles;
“Clearing House”

means a clearing house recognised by the laws of a jurisdiction in which the shares of the Company (or depository receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction;

“Company”	means the above-named Company;
“Companies Act”	means the Companies Act (Revised) as amended, of the Cayman Islands;
“debenture”	includes debenture stock, mortgages, bonds and any other securities of the Company whether constituting a charge on the assets of the Company or not;
“Designated Stock Exchange”	means the Nasdaq Capital Market or such other exchange or interdealer system upon which the Company’s securities are listed or quoted;
“Directors”

means the persons for the time being occupying the position of directors of the Company, or as the case may be, the directors assembled as a board and the term a “Director” shall be construed accordingly and shall, where the context admits, include an alternate Director;

“dividend”	includes a distribution or interim dividend or interim distribution;

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“Electronic Communication Facilities”

means video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing and/or any other video-communications, internet or online conferencing application or telecommunications facilities by means of which all persons participating in a meeting are capable of hearing and being heard by each other;

“Electronic Record”	has the same meaning as in the Electronic Transactions Law;
“Electronic Transactions Law”	means the Electronic Transactions Law of the Cayman Islands;
“Exchange Act”	means the United States Securities Exchange Act of 1934, as amended;
“Head Office”	means such office of the Company as the Directors may from time to time determine to be the principal office of the Company;
“Issue Price”	means the total consideration payable for the issue of Shares including for the avoidance of doubt both the par value and any premium payable;
“Law”

means all applicable laws, rules and regulations, domestic or foreign, state, provincial, local or self-regulatory, including without limitation as to all applicable laws, rules and regulations of or related to the Companies Act, the United States, the SEC and the Designated Stock Market;

“member”	has the meaning assigned to it in the Companies Act and the term “shareholder” shall also mean a member;
“Memorandum”	means the Memorandum of Association of the Company;
“Month”	means calendar month;
“NASDAQ”	means the National Association of Securities Dealers Automated Quotations;
“Notice”	written notice unless otherwise specifically stated and as further defined in these Articles;
“Ordinary Resolution”

means a resolution:

(i)     passed by simple majority of the votes of shares issued and outstanding, including Class A and Class B Ordinary Shares, held by such members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company; or

(ii)    approved in writing by simple majority of the members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the members and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed, provided that: (a) notice of the proposed resolution be given to all the members entitled to vote on the resolution as if the same were being proposed at a general meeting of the Company; and (b) the resolution shall not become effective until a period of 5 days has passed following the date that such notice is first given.

“Ordinary Share”	means an ordinary share of the Company with a nominal or par value of USD 0.16, including a Class A Ordinary Share, and a Class B Ordinary Share;
“paid-up”

has the meaning assigned to it in the Companies Act currently meaning paid-up and/or credited as paid-up as to the nominal or par value only excluding any premium payable in respect of the issue of any shares;

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“Register”

means the register of members of the Company required to be kept by the Companies Act; and includes (except where otherwise stated or the context otherwise requires) any branch or duplicate register of members;

“registered office”	means the registered office for the time being of the Company;
“Registration Office”

means in respect of any class of share capital such place as the Board may from time to time determine to keep a branch Register in respect of that class of share capital and where (except in cases where the Board otherwise directs the transfers or other documents of title or such class of share capital are to be lodged for registration and are registered);

“SEC”	means the United States Securities Exchange Commission;
“Seal”	means the common seal of the Company and includes every duplicate seal;
“Secretary”	includes an assistant secretary and any persons appointed to perform the duties of the secretary of the Company;
“share”	means a share in the Company and shall, where the context so permits, includes fractions of a share in the Company;
“Special Resolution”	has the meaning assigned to it in the Companies Act;
“Treasury Share”	means a share held in the name of the Company as a treasury share in accordance with the Companies Act.
“Virtual Meeting”

means any general meeting of the members at which the members (and any other permitted participants of such meeting, including without limitation the chairman of the meeting and any Directors) are permitted to attend and participate solely by means of Electronic Communication Facilities.

(b)    words importing the singular include the plural and vice versa;

(c)     words importing any gender include all genders;

(d)    words importing persons include corporations as well as any other legal or natural person;

(e)     expressions referring to writing shall, unless the contrary intention appears, be construed as including references to printing, lithography, photography and other modes of representing or reproducing words in a visible form and include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(f)     references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)    any phrase commencing with the words “including”, “include”, “in particular” or any similar expression shall be deemed to be followed by the words “without limitation”;

(h)    headings are inserted for reference only and shall be ignored in construing the Articles;

(i)     subject as aforesaid, any words or expressions defined in the Companies Act shall, if not inconsistent with the subject or context hereof, bear the same meanings as in the Articles;

(j)     the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(k)    where an Ordinary Resolution is expressed to be required for any purpose, a Special Resolution is also effective for that purpose; and

(l)     where any period to lapse under the provisions of these Articles is counted by a number of days, the first day of such period counted shall be the day immediately after the notice is given or deemed to be given and the period of such notice shall be deemed to be complete and final at the end of the last day of such period. The relevant then permitted actions shall be effected the day immediately following such last day.

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2         Commencement of Business

2.1      The business of the Company may be commenced as soon after incorporation as the Directors shall see fit, notwithstanding that part only of its shares may have been allotted.

2.2      The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company including the expenses of registration.

3         Alteration of Articles

Subject to any other provision of these Articles, the Company may from time to time alter or add to these Articles by passing a Special Resolution so long as such alteration does not disparately impact the members’ voting rights.

4         Issue of Shares, Principal and Branch Registers and Offices

4.1      Subject to the Law and to any direction that may be given by the Company in general meeting and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, the shares of the Company shall be under the Directors’ general and unconditional authority to allot and/or issue (with or without rights of renunciation), grant options over, offer or otherwise deal with or dispose of any unissued shares of the Company (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the Directors may decide and they may allot or otherwise dispose of them to such persons (including any Director) on such terms and conditions and at such time as the Directors may determine.

4.2      The Company may, at its discretion, issue fractions of a share and, save where the Articles otherwise provide, a fraction of a share shall have proportionately the same rights as a whole share of the same class.

4.3      The Directors may accept non-cash consideration for the issue of Shares.

4.4      The Company shall be prohibited from issuing shares, certificates or coupons in bearer form, but the Company may issue coupons in registered form.

4.5      The Directors may accept contributions to the capital of the Company otherwise than in consideration of the issue of shares.

4.6      The Company shall maintain or cause to be maintained the Register in accordance with the Companies Act.

4.7      The Directors may determine that the Company shall maintain one or more branch registers of members in accordance with the Companies Act provided that a duplicate of such branch registers shall be maintained with the principal register in accordance with the Companies Act. The Directors shall also determine which register of members shall constitute the principal register and which shall constitute the branch register or registers, and may vary such determination from time to time.

4.8      Subject to the provisions of the Law, the Company by resolution of the Directors may change the location of its registered office.

4.9      The Company, in addition to its registered office, may establish and maintain such other offices, places of business and agencies in the Islands and elsewhere as the Directors may from time to time determine.

5         Treasury Shares

5.1      The Directors may, prior to the purchase, redemption or surrender of any share, determine that such share shall be held as a Treasury Share.

5.2      The Directors may resolve to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

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6         Redemption, Purchase and Surrender of Own Shares

6.1      Subject to the provisions of the Companies Act, the Memorandum and these Articles:

(a)     shares may be issued on the terms that they are, or at the option of the Company or the member are, liable to be redeemed on such terms and in such manner as the Company, by resolution, or as the Directors, before the issue of the shares, may determine; and

(b)    the Company may purchase shares, including any redeemable shares, issued by the Company upon the terms and in such manner as the Directors or the Company, by resolution, may from time to time determine, and such authority may be general in respect of any number of purchases, for a set period, or indefinite;

(c)     the Company may make payment in respect of any redemption or purchase of its own shares in any manner authorised by the Companies Act, including out of capital;

(d)    Subject to the provisions of these Articles, the rights attaching to any issued shares may, by Special Resolution, be varied so as to provide that such shares are, or at the option of the Company or the member are, liable to be redeemed on such terms and in such manner as the Company may, determine.

6.2      The Directors may accept the surrender for no consideration of any fully paid-up share.

6.3      The Directors may, when making a payment in respect of the redemption or purchase of shares, make such payment in cash or in specie (or partly in one and partly in the other).

6.4      Upon the date of redemption or purchase of a share, the holder shall cease to be entitled to any rights in respect thereof (excepting always the right to receive (i) the price therefor and (ii) any dividend which had been declared in respect thereof prior to such redemption or purchase being effected) and accordingly his name shall be removed from the Register with respect thereto and the share shall be cancelled.

7         Class A Ordinary Shares

7.1      Voting Rights

The holder of Class A Ordinary Shares shall have the right to one (1) vote for each such share and shall be entitled to notice of any shareholders’ meeting and, subject to the terms of these Articles, to vote thereat.

7.2      Redemption

The Class A Ordinary Shares are not redeemable at the option of the holder.

7.3      Conversion

The Class A Ordinary Shares are not convertible into shares of any other class.

8         Class B Ordinary Shares

8.1      Voting Rights

The holder of Class B Ordinary Shares shall have the right to ten (10) votes for each such share, and shall be entitled to notice of any shareholders’ meeting and, subject to the terms of these Articles, to vote thereat.

8.2      Redemption

The Class B Ordinary Shares are not redeemable at the option of the holder.

8.3      Conversion

The holders of the Class B Ordinary Shares shall have the conversion rights set out in the following paragraphs (the “Conversion Rights”).

(a)     Right to Convert

(i)     Each Class B Ordinary Share shall be convertible, (A) at the option of the holder thereof, at any time during the Conversion Period (as defined below) or (B) automatically upon a Class B Ordinary Share Disposal Event (as defined below), at the Head Office of the Company or the office of any

Annex A-7

transfer agent for such shares, into such number of fully paid and non-assessable Class A Ordinary Shares on the basis that one (1) Class B Ordinary Share shall be converted into one (1) Class A Ordinary Share (being a 1:1 ratio and hereafter referred to as the “Conversion Rate”), on the date the written notice to convert (together with any certificate representing the Class B Ordinary Shares to which it relates, if any) is received, as provided for in these Articles, by the Company at its Head Office or by any transfer agent for the Class B Ordinary Shares. The Conversion Rate for Class B Ordinary Shares shall be subject to adjustment as set out in this Article 8.3.

(ii)    For the purposes of this Article,

(A)    “Conversion Period” means the period commencing from the day after the date of issuance of such Class B Ordinary Share until immediately prior to the Class B Ordinary Share Disposal Event.

(B)    “Class B Ordinary Share Disposal Event” means a sale, transfer, assignment or disposition of the Class B Ordinary Share(s) held by its holder (which shall be deemed effective upon the Company’s registration of such sale, transfer, assignment or disposition in the Register), but shall not include the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Class B Ordinary Shares to secure a holder’s contractual or legal obligations, unless and until any such pledge, charge, encumbrance or other third party right is enforced and any person who is not the Permitted Transferee is registered as holding legal title to the relevant Class B Ordinary Shares.

(C)    “Permitted Transferee” shall mean any person who is the original beneficial holder of the Class B Ordinary Shares and a founder of the Company (unless otherwise adjusted in these Articles).

(b)    Mechanics of Conversion

Before any holder of Class B Ordinary Shares shall be entitled to voluntarily convert the same into Class A Ordinary Shares, such holder shall lodge, at the Company’s Head Office or at the office of any transfer agent for the Class B Ordinary Shares, a written notice of the election to convert the same (together with any certificate, if any, representing the Class B Ordinary Shares to which it relates) and such written notice shall state therein the name or names that shall be entered on the Register and, if certificates are to be issued, the name or names in which the certificate or certificates for Class A Ordinary Shares are to be issued. A conversion shall be effected as a simultaneous redemption of the relevant Class B Ordinary Shares and the allotment and issue of the new Class A Ordinary Shares with the proceeds of such redemption of Class B Ordinary Shares being applied to purchase the new Class A Ordinary Shares. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of delivery of notice of conversion and, if certificates are then issued, such surrender of the certificate or certificates for the Class B Ordinary Shares to be converted, and the person or persons entitled to receive the Class A Ordinary Shares issuable upon such conversion shall be entered on the Register as the holder or holders of such Class A Ordinary Shares on such date. Certificates evidencing the Class A Ordinary Shares issued on conversion, and any remaining Class B Ordinary Shares of such Member may be issued in accordance with the terms of these Articles.

(c)     Conversion Price Adjustments of Class B Ordinary Shares for Certain Dilutive Splits, and Consolidations

The Conversion Rate of the Class B Ordinary Shares shall be subject to adjustment from time to time as follows:

(i)     If the Company on or after the date of the adoption of these Articles (the “Adoption Date”), fixes a record date for the effectuation of a split or subdivision of the outstanding Class A Ordinary Shares then, as of such record date (or the date of such split or subdivision if no record date is fixed), the Conversion Rate of the Class B Ordinary Shares shall be appropriately adjusted so that the number of Class A Ordinary Shares issuable on conversion of each share shall be increased in proportion to such increase of the aggregate of Class A Ordinary Shares outstanding.

Annex A-8

(ii)    If the number of Class A Ordinary Shares outstanding at any time after the Adoption Date is decreased by a consolidation or other combination of the outstanding Class A Ordinary Shares, then, following the record date of such combination, the Conversion Rate for the Class B Ordinary Shares shall be appropriately adjusted so that the number of Class A Ordinary Shares issuable on conversion of each share shall be decreased in proportion to such decrease in outstanding shares.

(d)    Recapitalisations

If at any time or from time to time there shall be a recapitalisation of the Class A Ordinary Shares (other than a subdivision or combination provided for elsewhere in this Article 8.3), provision shall be made so that the holders of the Class B Ordinary Shares shall thereafter be entitled to receive upon conversion of the Class B Ordinary Shares the number of shares of the Company, to which a holder of Class A Ordinary Shares deliverable upon conversion would have been entitled on such recapitalisation. In any such case, appropriate adjustment shall be made in the application of the provisions of this Article 8.3 with respect to the rights of the holders of the Class B Ordinary Shares after the recapitalisation to the end that the provisions of this Article 8.3 (including adjustment of the Conversion Rate then in effect and the number of shares purchasable upon conversion of the Class B Ordinary Shares) shall be applicable after that event as nearly equivalent as may be practicable.

(e)     No Fractional Shares and Certificate as to Adjustments

(i)     No fractional shares shall be issued upon the conversion of any Class B Ordinary Shares, and the aggregate number of Class A Ordinary Shares to be issued to particular shareholders shall be rounded down to the nearest whole share and the Company shall pay in cash the fair market value of any fractional shares as of the time when entitlement to receive such fractions is determined. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of Class B Ordinary Shares the holder is at the time converting into Class A Ordinary Shares and the number of Class A Ordinary Shares issuable upon such conversion.

(ii)    Upon the occurrence of each adjustment or readjustment of the Conversion Price of the Class B Ordinary Shares pursuant to this Article 8.3, the Company, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Class B Ordinary Shares a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of any holder of Class B Ordinary Shares, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Rate for such Class B Ordinary Shares at the time in effect, and (C) the number of Class A Ordinary Shares that at the time would be received upon the conversion of a Class B Ordinary Share.

(f)     Reservation of Shares Issuable Upon Conversion

The Company shall at all times reserve and keep available out of its authorised but unissued Class A Ordinary Shares, solely for the purpose of effecting the conversion of the Class B Ordinary Shares, such number of its Class A Ordinary Shares as shall from time to time be sufficient to effect the conversion of all outstanding Class B Ordinary Shares; and if at any time the number of authorised but unissued Class A Ordinary Shares shall not be sufficient to effect the conversion of all then outstanding Class B Ordinary Shares, in addition to such other remedies as shall be available to the holder of such Class B Ordinary Shares, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorised but unissued Class A Ordinary Shares to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to the Memorandum and Articles.

(g)    No Impairment

Subject to the right of the Company to amend its Memorandum and Articles or take any other corporate action upon obtaining the necessary approvals required by these Articles and applicable law, the Company will not, by amendment of these Articles or through any reorganisation, recapitalisation,

Annex A-9

transfer of assets, consolidation, merger, amalgamation, scheme of arrangement, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Article 8.3 and in the taking of all such action as may be necessary or appropriate to protect the conversion rights of the holders of Class B Ordinary Shares against impairment.

(h)    Waiver of Adjustment to Conversion Rate

Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Rate of any of the Class B Ordinary Shares may be waived, either prospectively or retroactively and either generally or in a particular instance, by the consent or vote of the holders of Class B Ordinary Shares representing a majority of the votes attributable to all then outstanding Class B Ordinary Shares (voting together as a single class and on an as-converted basis). Any such waiver shall bind all future holders of Class B Ordinary Shares.

9         Variation of Rights of Shares

9.1      If at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of a resolution passed at a meeting of the holders of such class of shares by the holder or holders of at least two-thirds of such shares present in person or by proxy at such meeting. To the extent not inconsistent with this Article, the provisions of these Articles relating to general meetings shall apply to every such meeting of the holders of one class of shares except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll.

9.2      The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of the issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith and, for the avoidance of doubt shall not be varied by the increase in the number of shares issuable under any employee share plan adopted by the Company from time to time.

9.3      For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

10       Commission on Sale of Shares

When permitted by Law the Company may pay to any person a commission in consideration of his subscribing or agreeing to subscribe (whether absolute or conditional) for any shares or debentures of the Company, or procuring or agreeing to procure subscriptions (whether absolute or conditional) for any shares or debentures in the Company. Any such commission may be satisfied by the payment of cash or in fully paid-up shares or debentures of the Company or partly in one way and partly in the other.

11       Non-Recognition of Trusts

Except as required by law or otherwise provided by these Articles, no person shall be recognised by the Company as holding any shares upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

12       Certificates for Shares

12.1    Share certificates shall generally not be issued, unless the Directors determine to so issue either generally or in a specific circumstance. A certificate may be issued under Seal or executed in such other manner as the Directors may prescribe. Provided that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue more than one certificate and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all such holders.

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12.2    Certificates representing shares shall be in such form as shall be determined by the Directors. Such certificates shall be signed by such person or persons as are authorised from time to time by the Directors or by the Articles. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered in the Register. All certificates surrendered to the Company for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled. Notwithstanding the foregoing, if a share certificate is defaced, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and the payment of out of pocket expenses of the Company incurred in investigating evidence as the Directors think fit.

13       Joint Ownership of Shares

If several persons are registered as joint holders of any shares they shall be severally as well as jointly liable for any liability in respect of such shares, but the first named upon the Register shall, as regards service or notices, be deemed the sole owner thereof. Any of such persons may give effectual receipt for any dividend or other distribution.

14       Lien

14.1    The Company shall have a first and paramount lien and charge on every share for all monies, whether presently payable or not, called or payable at a fixed time in respect of that share, and the Company shall also have a first and paramount lien and charge on all shares standing registered in the name of a member (whether solely or jointly with others) for all monies, liabilities or engagements presently owing by him or his estate to the Company either alone or jointly with any other person, whether a member or not; but the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article. The Company’s lien and charge, if any, on a share shall extend to all dividends or other monies payable in respect thereof. The registration of a transfer of any such share shall operate as a waiver of the Company’s lien and charge (if any) thereon.

14.2    The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien and charge, but no sale shall be made unless a sum in respect of which the lien and charge exists is presently payable, nor until the expiration of fourteen days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien and charge exists as is presently payable, has been given to the registered holder or holders for the time being of the share, or the person, of which the Company has notice, entitled thereto by reason of his death or bankruptcy.

14.3    To give effect to any such sale the Directors may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

14.4    The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien and charge exists as is presently payable, and the residue, if any, shall (subject to a like lien and charge for sums not presently payable as existed upon the shares before the sale) be paid to the person entitled to the shares prior to the sale.

15       Calls on Shares

15.1    The Directors may from time to time make calls upon the members in respect of any monies unpaid on their shares for the Issue Price (whether on account of the nominal value of the shares or by way of premium or otherwise) and not by the conditions of allotment thereof made payable at fixed times. Each member shall (subject to receiving at least fourteen days’ notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Directors may determine. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

15.2    A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be required to be paid by instalments. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

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15.3    If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate fixed by the terms of allotment or issue of the share or in the notice of the call or at such rate as prescribed by the Designated Stock Exchange or as the Directors may otherwise determine, but the Directors shall be at liberty to waive payment of such interest wholly or in part.

15.4    Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date (whether on account of the nominal value of the share or by way of premium or otherwise) shall for the purposes of the Articles be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable, and in case of non-payment all the relevant provisions of the Articles as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

15.5    The Directors may, on the issue of shares, differentiate between the holders as to the amount of calls or interest to be paid and the times of payment.

15.6    The Directors may, if they think fit, receive from any member willing to advance the same, all or any part of the monies uncalled and unpaid upon any shares held by him, and upon all or any of the monies so advanced may (until the same would, but for such advance, become payable) pay interest at such rate as may be agreed upon between the Directors and the member paying such sum in advance.

15.7    No such sum paid in advance of calls shall entitle the member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would but for such payment become presently payable.

16       Transfer of Shares

16.1    Every instrument of transfer shall be left at the registered office for registration, accompanied by the certificate (if any) covering the shares to be transferred and such other evidence as the Directors may require to prove the title of the transferor to, or his right to transfer, the shares.

16.2    The instrument of transfer of any share (which need not be under Seal) shall be signed by or on behalf of the transferor and, unless the share is fully paid up or the transferee otherwise consents or agrees thereto, by or on behalf of the transferee. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. If the transferor or the transferee is a Clearing House or central depository house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approved from time to time.

16.3    Subject to such of the restrictions of the Articles as may be applicable, any member may transfer all or any of his shares by instrument in writing in any usual or common form or any other form which the Directors may approve or in a form prescribed by the Designated Stock Exchange. Upon every transfer of shares any certificate held by the transferor shall be given up to be cancelled and shall forthwith be cancelled accordingly and a new certificate may be issued. The Company shall also retain the transfer.

16.4    The Directors may, in their absolute discretion and without assigning any reason therefor, refuse to register any transfer of any share, whether or not it is a fully paid up share as to Issue Price.

16.5    Without limitation, the Directors may decline to recognise any instrument of transfer if:

(a)     the instrument of transfer is not accompanied by the certificate covering shares to which it relates (if any), and/or such other evidence as the Directors may require to prove the title of the transferor to, or his right to transfer, the shares; or

(b)    the instrument of transfer is in respect of more than one class of share.

16.6    If the Directors refuse to register a transfer they shall within two months after the date on which the transfer was lodged with the Company send to the transferee notice of the refusal.

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16.7    The registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine, provided always that such registration shall not be suspended for more than thirty days in any year.

17       Transmission of Shares

17.1    In case of the death of a member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole holder, shall be the only persons recognised by the Company as having any title to his interest in the shares but nothing herein contained shall release the estate of a deceased holder from any liability in respect of any share which had been held by him solely or jointly with other persons.

17.2    Any person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as may from time to time be properly required by the Directors to show his title to the share, elect either to be registered himself as holder of the share or to make such transfer of the share to such other person nominated by him as the aforesaid member could have made and to have such person registered as the transferee thereof, but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by that member before his death or bankruptcy, as the case may be.

17.3    A person becoming entitled to a share by reason of the death or bankruptcy of a member shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company; provided always that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share, and if the notice is not complied with within fourteen days the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the share until the requirements of the notice have been complied with.

18       Forfeiture of Shares

18.1    If a member fails to pay any call or instalment of a call for any part of the Issue Price on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of the call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalments together with any interest which may have accrued and all expenses that may have been incurred by the Company by reason of such non-payment.

18.2    The aforesaid notice shall name a further day (not earlier than the expiration of fourteen days from the date of service of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

18.3    If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited, by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared or other monies due in respect of the forfeited shares and not actually paid before forfeiture.

18.4    A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

18.5    A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall, notwithstanding, remain liable to pay to the Company all monies (including any unpaid component of the Issue Price and interest which shall continue to accrue) which, at the date of forfeiture, were payable by him to the Company in respect of the shares, but his liability shall cease if and when the Company shall have received payment in full of all such monies in respect of the shares. The Directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal. When any share shall have been forfeited, notice of the Directors’ resolution to that effect shall be given to the member in whose name it stood immediately prior to the forfeiture,

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and an entry of the forfeiture, with the date thereof, shall forthwith be made in the Register. Where for the purposes of its disposal a forfeited share is to be transferred to any person the Directors may authorize any person to execute an instrument of transfer of the share to that person.

18.6    A declaration in writing that the declarant is a Director or Secretary of the Company, and that a share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share on any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

19       Amendment and Alteration of Capital

19.1    Subject to and insofar as permitted by provisions of the Companies Act, the Company may from time to time by Ordinary Resolution:

(a)     increase the authorised share capital by such sum to be divided into shares of such amount or without nominal or par value as the resolution shall prescribe and with such rights priorities and privileges annexed thereto as may be determined;

(b)    consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c)     convert all or any of its paid-up shares into stock, and reconvert that stock into paid-up shares of any denomination;

(d)    subdivide its existing shares or any of them into shares of smaller amount than is fixed by the memorandum of association of the Company provided that in the subdivision, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e)     cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of any shares so cancelled.

19.2    All new shares created hereunder shall be subject to the same provisions with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the shares in the original share capital.

19.3    Subject to the provisions of the Companies Act, the Company may by Special Resolution change its name or alter its objects.

19.4    Subject to the provisions of the Companies Act, the Company may by Special Resolutions reduce its share capital and any capital redemption reserve fund subject to any consent order, Court approval or other matter required by law.

20       General Meetings

20.1    The Company may, but shall not (unless required by the applicable rules of the Designated Stock Exchange) be obligated to, hold an annual general meeting of the Company in each year, which if held, shall be convened by the Directors to be held at such time and place as determined by the Directors. The Board of Directors or any one Director may, whenever they think fit, convene an extraordinary general meeting and they shall on a Members’ requisition made in accordance with Article 20.2 forthwith proceed to convene an extraordinary general meeting of the Company. If at any time there are insufficient Directors capable of acting to form a quorum for a meeting of the Board to convene the general meeting, any Director may convene an extraordinary general meeting in the same manner as nearly as possible as that in which meetings may be convened by the Directors.

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20.2    The Directors shall, upon the requisition in writing of one or more members holding in the aggregate not less than one-third of all votes attaching to all issued and outstanding shares of the Company as at the date of the requisition carries the right of voting at general meetings, convene an extraordinary general meeting. Any such requisition shall express the object of the meeting proposed to be called, and shall be left at or posted to the registered office and may consist of several documents in like form each signed by one or more requisitionists.

20.3    If the Directors do not proceed to convene a general meeting within twenty-one days from the date of such requisition being left as aforesaid, the requisitionist(s) or any one or more of them or any other member or members holding in the aggregate not less than one-third of all votes attaching to all issued and outstanding shares of the Company as at the date of the requisition carries the right of voting at general meetings, may convene an extraordinary general meeting to be held at the registered office or at some convenient place at such time, subject to the Articles as to notice, as the person(s) convening the meeting fix. The requisitionists shall be reimbursed by the Company for all reasonable expenses incurred by them as a result of the failure by the Directors to convene the general meeting.

20.4    Subject to the provisions of the Companies Act relating to Special Resolutions, five (5) days’ notice at the least specifying the place, the day and the hour of meeting and, in case of special business, the general nature of that business shall be given in manner hereinafter provided, or in such other manner (if any) as may be prescribed by the Company in general meeting, to such persons as are, under the Articles, entitled to receive such notices from the Company; but with the consent of members entitled to receive notice of some particular meeting or their proxies holding at least in the aggregate not less than ninety percent (90%) of the voting rights of the shares of the Company giving the right to attend and vote at general meetings of the Company, that meeting may be convened by such shorter notice and in such manner as those members or their proxies may think fit.

20.5    The accidental omission to give notice of a meeting to, or the non-receipt of a notice of a meeting by, any member entitled to receive notice shall not invalidate the proceedings at any meeting.

20.6    All business that is transacted at an extraordinary general meeting and all that is transacted at any annual general meeting (if so held), with the exception of the sanctioning of a dividend and the consideration of the accounts, balance sheet, the report of the Directors and the Auditors’ report shall be deemed to be special.

20.7    When all members entitled to be present and vote sign either personally or by proxy the minutes of a general meeting, the same shall be deemed to have been duly held notwithstanding that the members have not actually come together or that there may have been technical defects in the proceedings and a resolution in writing (in one or more counterparts) signed by all members personally or by proxy as aforesaid (a person being a proxy for one or more members being entitled to sign such resolution on behalf of each such member) shall be as valid and effectual as if it had been passed at a meeting of the members duly called and constituted.

21       Proceedings at General Meetings

21.1    No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business; one or more members holding Ordinary Shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all Ordinary Shares in issue and entitled to vote at such general meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorised representative, shall be a quorum for all purposes provided always that if the Company has one (1) member of record, the quorum shall be that one (1) member present in person or by proxy. To avoid confusion for the purpose of this Article 21.1, when counting the quorum, each issued and outstanding Class A Ordinary Share has one (1) vote and each issued and outstanding Class B Ordinary Share has ten (10) votes.

21.2    If, within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of member(s), shall be dissolved; in any other case it shall stand adjourned to the same day in the next week, at the same time and place or to such other day and at such other time and place as the Directors may determine and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the members present shall be a quorum.

21.3    The Chairman, if any, of the board of Directors shall preside as Chairman at every general meeting of the Company, or if there is no such Chairman, or if he shall not be present within fifteen minutes after the time appointed for the holding of the meeting or is unwilling to act, the Directors present shall elect one of their number to be Chairman of the meeting.

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21.4    If at any meeting no Director is willing to act as Chairman or if no Director is present within fifteen minutes after the time appointed for holding the meeting, the members present shall choose one of their number to be Chairman of the meeting.

21.5    The Chairman may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

21.6    At any general meeting a resolution put to the vote of the meeting shall be decided on a poll.

21.7    In the case of an equality of votes, the Chairman of the meeting shall be entitled to a casting vote.

21.8    A poll shall be taken at such time and in such manner as the Chairman of the meeting directs and the result of the poll shall be deemed to be the resolution of the meeting. If, through the aid of technology, the meeting is held as a Virtual Meeting or in more than one place, the Chairman may appoint scrutineers virtually and in more than one place; but if he considers that the poll cannot be effectively monitored at that meeting, the Chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

21.9    If for so long as the Company has only one member:

(a)     in relation to a general meeting, the sole member or a proxy for that member or (if the member is a corporation) a duly authorized representative of that member is a quorum; and

(b)    the sole member may agree that any general meeting be called by shorter notice than that provided for by the Articles; and

(c)     all other provisions of the Articles apply with any necessary modification (unless the provision expressly provides otherwise).

22       Votes of Members

22.1    Subject to any rights or restrictions for the time being attached to any class or classes of Ordinary Shares, every member shall have (i) ten (10) votes for every Class B Ordinary Share of which he is a holder, or (ii) one (1) vote for every Class A Ordinary Share of which he is a holder.

22.2    In the case of joint holders the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and for this purpose seniority shall be determined by the order in which the names stand in the Register.

22.3    A member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote by his committee, receiver, curator bonis, or other person in the nature of a committee, receiver or curator bonis appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

22.4    No person shall be entitled to vote at any general meeting unless he is registered as a member in the Register on the date of such meeting and unless all calls or other sums presently payable by him in respect of shares of the Company have been paid.

22.5    No objection shall be raised to the qualifications of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman of the meeting, whose decision shall be final and conclusive.

22.6    Votes may be given either personally or by proxy. A member entitled to more than one vote need not, if he votes, use all his votes or cast all votes he uses the same way.

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23       Proxies

23.1    The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised. A proxy need not be a member of the Company. Deposit or delivery of a form of appointment of a proxy does not preclude a member from attending and voting at the meeting or at any adjournment of it.

23.2    The instrument appointing a proxy shall be deposited at the registered office or the Registration Office or at such other place as is specified for that purpose in the notice convening the meeting no later than twenty four (24) hours prior to the commencement of the meeting at such time as scheduled, or adjourned meeting, provided that the Chairman of the meeting may at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited upon receipt of confirmation from the appointor that the instrument of proxy duly signed is in the course of transmission to the Company. The Directors may require the production of any evidence which they consider necessary to determine the validity of any appointment pursuant to this Article.

23.3    The instrument appointing a proxy may be in any form acceptable to the Directors and may be expressed to be for a particular meeting and/or any adjournment thereof or generally until revoked.

23.4    A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed or the transfer of the share in respect of which the proxy is given, provided that no intimation in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at the registered office before the commencement of the meeting or adjourned meeting at which the proxy is used.

24       Corporations Acting by Representatives at Meetings and Clearing House

24.1    Any corporation which is a member may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member.

24.2    If a Clearing House (or its nominee(s)) or a central depository entity, being a corporation, is a member, it may authorise such persons at it thinks fit to act as its representatives at any meeting of the Company or at any meeting of any class of member provided that the authorisation shall specify the number and class of shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House or central depository entity (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by the Clearing House or a central depository entity (or its nominee(s)) including the right to vote.

Hybrid or Virtual Meetings

24.3    The Directors may authorise that any member may participate in any general meeting by means of any Electronic Communication Facilities of which all persons participating in the meeting can hear each other and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting. All business transacted in this way by the members for the purpose of the Articles shall be deemed to be validly and effectively transacted at a general meeting. Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting.

25       Directors

25.1    The Company shall have a Board of Directors consisting of not less than two (2) Directors. The Board may impose a maximum or minimum number of Directors required to hold office at any of time and vary such limits from time to time, so that the number of Directors shall not be less than two (2). The Company may from time to time, by the Board of Directors or by Ordinary Resolution, set, increase or reduce the maximum number of Directors who may constitute the Board of Directors. The Directors shall be elected or appointed

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in the first place by the subscribers to the Memorandum or by a majority of them and thereafter in accordance with Article 29.1. At any one time, at least majority of the Board of Directors shall be Independent Directors (as defined below).

25.2    The remuneration to be paid to the Directors shall be such remuneration as the Directors shall determine and as is in accordance with the Charter of the Compensation Committee of the Board (the “Compensation Charter”), as applicable and the Company’s other corporate governance documents. Such remuneration shall be deemed to accrue from day to day. The Directors may also be paid travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or general meetings of the Company or in connection with the business of the Company or the carrying out their duties as a Director, or receive a fixed allowance in respect thereof as may be determined by the Directors from time to time or a combination of partly of one such method and partly the other.

25.3    The shareholding qualification for Directors may be fixed by resolution of the Directors, and unless and until so fixed no qualification shall be required.

25.4    A Director or alternate Director may be or become a Director or other officer of, or otherwise interested in, any company promoted by the Company or in which the Company may be interested as shareholder or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a Director or officer of, or from his interest in, such other company unless the Company otherwise directs in general meeting. Notwithstanding the foregoing, no “Independent Director” as defined in the rules of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act and with respect of whom the Board has determined constitutes an “Independent Director” for purposes of compliance with applicable law or the Company’s listing requirements, shall without the consent of the Audit Committee take any of the foregoing actions or any other action that would reasonably be likely to affect such Director’s status as an “Independent Director” of the Company;

25.5    The Directors may by resolution award special remuneration to any Director undertaking any special work or services which in the opinion of the Directors are beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel or attorney-at-law to the Company, or otherwise serves it in a professional capacity, shall be in addition to his remuneration as a Director.

25.6    A Director or alternate Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director; provided that nothing herein obtained shall authorise a Director or alternate Director or his firm to act as Auditor of the Company; provided, further that such Director or alternate Director, as the case may be, obtains written approval from the Audit Committee before performing any such act or providing such services and accepting any remuneration therefor. All fees paid pursuant to this Article 25.6 are subject to, and shall be paid in accordance with the Compensation Charter.

26       Alternate Directors and Proxy Directors

26.1    A Director may by writing appoint any person to be an alternate Director in his place. Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors. The person so appointed shall be entitled to attend, speak and vote at meetings of the Directors, and at all meetings of committees of Directors that his appointor is a member of, when the Director appointing him is not personally present and to sign any written resolution of the Directors and shall automatically vacate his office on the expiration of the term for or the happening of the event until which he is by the terms of his appointment to hold office or if the appointor in writing revokes the appointment or himself ceases for any reason to hold office as a Director. An appointment of an alternate Director under this Article shall not prejudice the right of the appointor to attend and vote at meetings of the Directors and the powers of the alternate Director shall automatically be suspended during such time as the Director appointing him is himself present in person at a meeting of the Directors. An alternate Director shall be deemed to be appointed by the Company and not deemed to be the agent of the Director appointing him and shall alone be responsible for his own acts and defaults.

26.2    A Director may be represented at any meetings of the Directors by a proxy appointed by him in which event the presence or vote of the proxy shall for all purposes be deemed to be that of the Director.

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26.3    The provisions of these Articles applicable to alternate Directors shall mutatis mutandis apply to the appointment of proxies by Directors, save that any person appointed as a proxy pursuant to paragraph 26.2 above shall be the agent of the Director, and not an officer of the Company.

27       Powers and Duties of Directors

27.1    The business of the Company shall be managed by the Directors (or a sole Director if only one is appointed) who may exercise all the powers of the Company save where inconsistent with the Companies Act or these Articles PROVIDED HOWEVER that no regulations made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that regulation had not been made. The powers given by this Article shall not be limited by any special power given to the Directors by the Articles and a meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

27.2    Without limitation, the Directors may exercise all the powers of the Company to borrow or raise monies, and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock, and other securities whether outright or as security for any debt liability or obligation of the Company or of any third party.

27.3    All cheques, promissory notes, drafts, bills of exchange or other negotiable instruments, and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Directors shall from time to time determine by resolution.

27.4    The Directors shall cause minutes to be made in books provided for the purpose:

(a)     of all appointments of officers made by the Directors;

(b)    of the names of the Directors or their alternates present at each meeting of the Directors and of any committee of the Directors;

(c)     of all resolutions and proceedings at all meetings of the Company, and of the Directors, and of committees of Directors.

27.5    The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependents and make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance, in accordance with the Compensation Charter.

28       Director or Officer Contracting with Company

28.1    So long as it does not adversely affect such person’s performance of duties or responsibilities to the Company and so long as it is not in direct competition with the Company and the Company’s business, no Director or officer shall be disqualified by his office from contracting and/or dealing with the Company as vendor, purchaser or otherwise; nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director or officer shall be in any way interested be or be liable to be avoided; nor shall any Director or officer so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director or officer holding that office or the fiduciary relationship thereby established. However, any such transaction that would reasonably be likely to affect a Director’s status as an “Independent Director”, or that would constitute a “related party transaction” pursuant to the laws or rules promulgated by the SEC or Designated Stock Exchange shall require the review and approval of the Audit Committee. The nature of the Director’s interest must be disclosed by him at the meeting of the Directors at which the contract or arrangement is considered if his interest then exists, or in any other case, at the first meeting of the Directors after the acquisition of his interest.

28.2    A general written notice to the Board and the Audit Committee that a Director is a member of a specified firm or company and is to be regarded as interested in all transactions with that firm or company shall be a sufficient disclosure under the immediately preceding Article as regards such Director and the said transactions and after such general notice it shall not be necessary for such Director to give a special notice relating to any particular transaction with that firm or company, so long as the transactions are approved by the Board. An interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

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28.3    A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine.

29       Appointment of Directors

29.1    Subject to the Articles and the Companies Act, the Company may by the Board of Directors or Ordinary Resolution elect any person to be a Director either to fill a casual vacancy or as an addition to the existing Board but so that the total number of Directors (exclusive of alternate Directors) shall not at any time exceed the number fixed in accordance with these Articles. The Directors by the affirmative vote of a simple majority of the remaining Directors present and voting at a board meeting, shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board, whether or not that person has previously served on the Board, subject to these Articles, applicable law and the listing rules of the Designated Stock Exchange.

29.2    Unless otherwise expressly stated in the relevant terms of appointment or in the resolution of the Board of Directors or Ordinary Resolution (as the case may be) approving the appointment, a Director appointed is not subject to a term of office and shall hold office until such time as he or she is removed or resigned in accordance with these Articles. For so long as shares are listed on a Designated Stock Exchange, the Directors shall include at least such number of independent directors as applicable law, rules or regulations or the Designated Stock Exchange rules require as determined by the Board.

30       Removal of Director

A Director may be removed from office by the Board of Directors or by Ordinary Resolution of the Company, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). The notice of any meeting at which a resolution to remove a Director shall be proposed voted upon must contain a statement of the intention to remove that Director and such notice must be provided to that Director not less than ten (10) calendar days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his removal.

31       Resignation of Directors

31.1    A Director may at any time resign office by giving to the Company notice in writing or, if permitted pursuant to the notice provisions, in an Electronic Record delivered in either case in accordance with those provisions.

31.2    Unless the notice specifies a different date, the Director shall be deemed to have resigned on the date that the notice is delivered to the Company.

32       Retirement and Termination of Directors

32.1    Notwithstanding any other provisions in the Articles, and provided the Director is appointed on such express terms that he or she shall automatically retire from office (unless he/she has sooner vacated office) upon any specified event or after any specified period, such Directors shall retire from office once they have come to terms, provided that notwithstanding anything herein, the chairman of the Board shall not, whilst holding such office, be subject to retirement or be taken into account in determining the number of Directors to retire.

32.2    A retiring Director shall be eligible for re-election and shall continue to act as a Director throughout the meeting at which he or she retires. The Directors to retire shall include (so far as necessary to ascertain the number of directors to retire) any Director who wishes to retire and not to offer himself for re-election.

32.3    No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless a Notice signed by a Member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such Notice is given of his or her intention to propose such person for election and also a Notice signed by the person to be proposed of his or her willingness to be elected shall have been lodged at the head office or at the Registration Office provided that the minimum length of the period, during which such Notice(s) are given, shall be at least seven (7) days and that the period for lodgment of such Notice(s) shall commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than seven (7) days prior to the date of such general meeting.

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32.4    Without prejudice to the provisions in these Articles for retirement, a Director’s office shall be terminated forthwith if the Director:

(a)     is prohibited by law from serving as a Director;

(b)    becomes bankrupt or makes any arrangement or composition with his creditors; or

(c)     dies or is found to be or becomes of unsound mind;

(d)    resigns his office by notice in writing to the Company or otherwise pursuant to any agreement between the Company and such Director;

(e)     is removed from office by the Board of Directors or by Ordinary Resolution notwithstanding anything in the Articles or any agreement between the Company and such Director;

(f)     is requested by all the other Directors (numbering at least two) to resign; or

(g)    if he absents himself (without being represented by proxy or an alternate Director appointed by him) from three consecutive meetings of the Board without special leave of absence from the Directors, and they pass a resolution that he has by reason of such absence vacated office.

33       Proceedings of Directors

33.1    The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they think fit. The Directors shall meet at least twice a year or more frequently as may be required. Questions arising at any meeting shall be decided by a majority of the votes of directors present. In case of an equality of votes, the Chairman shall have a second or casting vote. The Chairman or any Directors may, and the Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors. Every Director shall receive notice of a board meeting. Notice of a board meeting is deemed to be duly given to a Director if it is given to him personally or by word of mouth or by electronic communication to an address given by him to the Company for that purpose or sent in writing to him at his last known address or other address given by him to the Company for that purpose. A Director or his alternate may waive the requirement that notice be given to the Director of a meeting of the board of Directors or committee of the Directors, either prospectively or retrospectively.

33.2    The quorum necessary for the transaction of the business of the Directors shall be two Directors present in person or by this alternate provided that at least one (1) of whom shall be the Chairman. A Director and his appointed alternate Director being considered only one person for this purpose, PROVIDED ALWAYS that if there shall at any time be only a sole Director the quorum shall be one. If within half an hour from the time appointed for a meeting of Directors a quorum is not present the meeting shall be adjourned to such time and place as the Chairman may determine or failing which, to the same day of the next week at the same time and place. If no quorum is present at the adjourned meeting the meeting shall be dissolved. One person may represent more than one Director by alternate and for the purposes of determining whether or not a quorum is present and voting each appointment of an alternate shall be counted.

33.3    The continuing Directors or sole continuing Director may act notwithstanding any vacancy in their body but, if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors, the continuing Directors or Director may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

33.4    If no Chairman is appointed, the Directors may elect a Chairman of their meetings and determine the period for which he is to hold office; but if no such Chairman is elected, or if at any meeting the Chairman is not present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be Chairman of the meeting.

33.5    If not otherwise designated by the Board, a committee may elect a Chairman of its meetings; if no such Chairman is elected, or if at any meeting the Chairman is not present the members present may choose one of their number to be Chairman of the Meeting, in accordance with the committee’s charter, if any.

33.6    A committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of the votes of the committee members present, and in the case of an equality of votes the Chairman shall have a second or casting vote.

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33.7    All acts done by any meeting of the Directors or of a committee of the Directors (including any person acting as an alternate Director) shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or alternate Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director or alternate Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

33.8    A resolution in writing signed by all the Directors entitled to receive notice of a meeting of Directors (or their respective alternates) shall be as valid and effective for all purposes as a resolution of Directors duly passed at a meeting of the Directors duly convened, held and constituted. Any such resolution may consist of several documents, provided that each such document is signed by one or more Directors.

33.9    Any Director or Directors or any committee thereof may participate in any meeting of the board of Directors or of such committee by means of any Electronic Communication Facilities of which all persons participating in the meeting can hear each other and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting. All business transacted in this way by the Directors or a committee of Directors is for the purpose of the Articles deemed to be validly and effectively transacted at a meeting of the Directors or of a committee of Directors although fewer than two Directors or alternate Directors are physically present at the same place.

33.10  If and for so long as there is a sole Director of the Company:

(h)    he may exercise all powers conferred on the Directors by the Articles by any means permitted by the Articles or the Companies Act;

(i)     the quorum for the transaction of business is one; and

(j)     all other provisions of the Articles apply with any necessary modification (unless the provision expressly provides otherwise).

34       Managing Director

34.1    The Directors may from time to time appoint one or more of their body to the office of managing director for such period and on such terms as they think fit and, subject to the terms of any agreement entered into in any particular case, may revoke such appointment. A Director so appointed shall be subject to the same provisions as regards removal and disqualification as the other Directors and his appointment shall be automatically determined if he ceases for any cause to be a Director.

34.2    A managing director shall receive such remuneration (whether by way of salary, commission or participation in profits, or partly in one way and partly in another) as the Directors may determine.

34.3    The Directors may entrust to and confer upon a managing director any powers, authorities and discretions exercisable by them upon such terms and conditions and with such restrictions as they may think fit, and either collaterally with or to the exclusion of their own powers and may from time to time revoke, alter, withdraw or vary all or any of such powers.

35       Presumption of Assent

A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

36       Management

36.1    The Directors may from time to time provide for the management of the affairs of the Company in such manner as they think fit and the provisions contained in the three next following Articles shall be without prejudice to the general powers conferred by this Article.

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36.2    The Directors from time to time and at any time may establish any committees, (including without limitation, an Audit Committee) boards or agencies, may appoint any persons to be members of such committees or boards, may appoint any managers or agents, and may fix their remuneration. Any committee so formed shall in the exercise of powers so delegated conform to any regulations that may be imposed on it by the Directors.

36.3    The Directors from time to time and at any time may delegate to any such committee, board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such board, or any of them, to fill up any vacancy therein, and to act notwithstanding vacancies, and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit, and the Directors may at any time remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby. Where a provision of the Articles refers to the exercise of a power, authority or discretion by the Directors and that power, authority or discretion has been delegated by the Directors to a committee, the provision shall be construed as permitting the exercise of the power, authority or discretion by the committee.

36.4    The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit and may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

36.5    Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in them.

37       Audit Committee

37.1    Without prejudice to the freedom of the Directors to establish any other committees, for so long as the shares of the Company (or depository receipts therefor) are listed or quoted on the Designated Stock Exchange, the Board shall establish and maintain an Audit Committee as a committee of the Board, the composition and responsibilities of which shall comply with the rules of the Designated Stock Exchange and the rules and regulations of the SEC.

37.2    The Board shall adopt a formal written audit committee charter and review and assess the adequacy of the formal written charter on an annual basis.

37.3    The Audit Committee shall meet at least once every financial quarter or more frequently as circumstances dictate.

37.4    For so long as the Shares of the Company (or depository receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilize the Audit Committee for the review and approval of potential conflicts of interest. Specifically, the Audit Committee shall approve any transaction or transactions between the Company and any of the following parties: (i) any shareholder owning an interest in the voting power of the Company or any subsidiary of the Company that gives such shareholder significant influence over the Company or any subsidiary of the Company, (ii) any Director or executive officer of the Company or any subsidiary of the Company and any relative of such Director or executive officer, (iii) any person in which a substantial interest in the voting power of the Company is owned, directly or indirectly, by any person described in (i) or (ii) or over which such a person is able to exercise significant influence, and (iv) any affiliate (other than a subsidiary) of the Company.

38       Officers

38.1    Officers of the Company may be elected by the Company in general meeting by Ordinary Resolution or appointed by the Directors and may consist of a president, one or more vice presidents, a Secretary, one or more assistant secretaries, a treasurer, one or more assistant treasurers and such other officers as the Company in general meeting by Ordinary Resolution or the Directors may from time to time think necessary and all

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such officers shall perform such duties as may be prescribed by the Company in general meeting by Ordinary Resolution or the Directors. They shall hold office until their successors are elected or appointed but any officer may be removed at any time by the Company in general meeting by Ordinary Resolution or by the Directors. If any office becomes vacant the Company in general meeting by Ordinary Resolution or the Directors may fill the same. Any person may hold more than one of these offices and no officer need be a member or Director.

39       The Seal

39.1    The Company may, if the Directors so determine, have a Seal. The Directors shall provide for the safe custody of the Seal which shall only be used with the authority of the Directors or a committee of the Directors authorised in that regard. Every instrument to which the Seal shall be affixed shall be signed by a Director or other person authorised by the Directors for that purpose. Notwithstanding the provisions hereof, a Director, Secretary or other officer may affix the Seal to returns, lists, notices, certificates or any other documents required to be authenticated by him under Seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere under his signature alone.

39.2    The Company may exercise the powers conferred by the Companies Act with regard to having a duplicate seal for use abroad and such powers shall be vested in the Directors.

40       Dividends and Reserve

40.1    Subject to the Companies Act and these Articles, the Directors may from time to time declare dividends (including interim dividends) and distributions on issued shares of the Company and authorise payment of the same out of funds of the Company lawfully available therefor.

40.2    No dividend or distribution shall be paid except out of the profits of the Company, realised or unrealised, or out of the share premium account or as otherwise permitted by the Companies Act.

40.3    The Directors may, before declaring any dividends or distributions, set aside such sums as they think proper as a reserve or reserves which shall at the discretion of the Directors be applicable for any purpose of the Company and pending such application may, at the like discretion, be employed in the business of the Company.

40.4    Subject to the rights of persons, if any, entitled to shares with special rights as to dividends or distributions, if dividends or distributions are to be declared on a class of shares they shall be declared and paid according to the amounts paid or credited as paid on the shares of such class issued on the record date for such dividend or distribution but no amount paid or credited as paid on a share in advance of calls shall be treated for the purposes of this Article as paid on the share. If at any time the share capital is divided into different classes of shares the Directors may pay dividends on shares which confer deferred or non-preferred rights with regard to dividends as well as on shares which confer preferential rights with regard to dividends, but no dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears. The Directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears that there are sufficient funds of the Company lawfully available for distribution to justify the payment. Provided the Directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of a dividend on any shares having deferred or non-preferred rights.

40.5    The Directors may deduct from any dividend or distribution payable to any member all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

40.6    The Directors may declare that any dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular of paid-up shares (as to issue price), debentures or debenture stock of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all members and may vest any such specific assets in trustees as may seem expedient to the Directors.

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40.7    Any dividend, distribution, interest or other monies payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder, or, in the case of joint holders, to the holder who is first named on the Register or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any dividends, distributions, bonuses or other monies payable in respect of the shares held by them as joint holders.

40.8    No dividend or distribution shall bear interest against the Company, save as otherwise provided.

40.9    Except as otherwise provided by the rights attached to any shares, dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

40.10  The Directors may, before resolving to pay any dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

40.11  Any dividend or distribution which cannot be paid to a member and/or which remains unclaimed after six months from the date on which such dividend or distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the dividend or distribution shall remain as a debt due to the Member. Any dividend or distribution which remains unclaimed after a period of six years from the date on which such dividend or distribution becomes payable shall be forfeited and shall revert to the Company.

41       Payment by allotment of Shares

41.1    Whenever the Board has resolved that a dividend be paid or declared on any class of the share capital of the Company, the Board may further resolve either:

(a)     that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the members entitled thereto will be entitled to elect to receive such dividend (or part thereof if the Board so determines) in cash in lieu of such allotment. In such case, the following provisions shall apply:

(i)     the basis of any such allotment shall be determined by the Board;

(ii)    the Board, after determining the basis of allotment, shall give not less than ten (10) days’ notice in writing to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(iii)   the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(iv)   the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised (the “non-elected shares”) and in satisfaction thereof shares of the relevant class shall be allotted credited as fully paid up to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserves or other special account, share premium account, capital redemption reserve other than the Subscription Rights Reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and amongst the holders of the non-elected shares on such basis; or

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(b)    that the members entitled to such dividend shall be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Board may think fit. In such case, the following provisions shall apply:

(i)     the basis of any such allotment shall be determined by the Board;

(ii)    the Board, after determining the basis of allotment, shall give not less than ten (10) days’ notice in writing to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(iii)   the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(iv)   the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on shares in respect whereof the Share election has been duly exercised (the “elected shares”) and in satisfaction thereof shares of the relevant class shall be allotted credited as fully paid up to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserves or other special account, share premium account, capital redemption reserve other than the Subscription Rights Reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and amongst the holders of the elected shares on such basis.

41.2

(a)     The shares allotted pursuant to the provisions Article 43 shall rank pari passu in all respects with shares of the same class (if any) then in issue save only as regards participation in the relevant dividend or in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend unless, contemporaneously with the announcement by the Board of their proposal to apply the provisions of sub-paragraph (i) or (ii) of paragraph (b) of Article 41.1 in relation to the relevant dividend or contemporaneously with their announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of paragraph (a) of Article 41.1 shall rank for participation in such distribution, bonus or rights.

(b)    The Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (a) of Article 41.2, with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the members concerned). The Board may authorise any person to enter into on behalf of all members interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

41.3    The Board may resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of paragraph (a) of Article 41.1 a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

41.4    The Board may on any occasion determine that rights of election and the allotment of shares under Article 40 shall not be made available or made to any shareholders with registered addresses in any territory where, in the absence of a registration statement or other special formalities, the circulation of an offer of such rights of election or the allotment of shares would or might, in the opinion of the Board, be unlawful or impracticable,

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and in such event the provisions aforesaid shall be read and construed subject to such determination. Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of members for any purpose whatsoever.

41.5    Any resolution declaring a dividend on shares of any class may specify that the same shall be payable or distributable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable or distributable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares. The provisions of this Article shall mutatis mutandis apply to bonuses, capitalisation issues, distributions of realised capital profits or offers or grants made by the Company to the members.

42       Accounts

42.1    The Directors shall cause proper books of account to be kept with respect to:

(a)     all sums of money received and expended by the Company and the matters in respect of which the receipt and expenditure takes place;

(b)    all sales and purchases of goods by the Company; and

(c)     the assets and liabilities of the Company.

42.2    Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

42.3    The books of account shall be kept at such place or places as the Directors think fit, and shall always be open to the inspection of the Directors. The books of accounts shall be retained for five (5) years from the date of their preparation, or such other period as specified by the Companies Act.

42.4    The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of members not being Directors and no member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Companies Act or authorised by the Directors or by the Company in general meeting.

42.5    The Directors shall from time to time cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by Companies Act.

43       Audit

43.1    Subject to applicable law and the rules of the Designated Stock Exchange, the Directors may appoint an Auditor or Auditors on such terms as the Directors determine who shall hold office until otherwise resolved.

43.2    Every Auditor shall have the right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

43.3    Auditors shall at any time during their term of office, upon request of the Directors or any general meeting of the members, make a report on the accounts of the Company in general meeting during their tenure of office.

44       Fiscal Year

The fiscal and financial year of the Company shall end on the 30th day of June in each year unless the Directors prescribe some other period therefor.

45       Capitalisation of Profit and Share Premium

45.1    The Directors or the Company in general meeting, by Ordinary Resolution upon the recommendation of the Directors, may resolve that it is desirable to capitalise any part of the amount for the time being standing to the credit of any of the Company’s reserve accounts (including, without limitation, the share premium account

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and capital redemption reserve fund) or to the credit of the profit and loss account or otherwise available for distribution, and accordingly that such sum be set free from distribution amongst the members who would have been entitled thereto if distributed by way of dividend and in the same proportions on condition that the same be not paid in cash but be applied in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full unissued shares or debentures of the Company to be allotted and distributed credited as fully paid-up (as to Issue Price) to and amongst such members in the proportions aforesaid, or partly in the one way and partly in the other, and the Directors shall give effect to such resolution. Provided that a share premium account and a capital redemption reserve fund may, for the purpose of this Article, only be applied in the paying up of unissued shares to be issued to members of the Company as fully paid bonus shares.

45.2    Whenever such a resolution as aforesaid shall have been passed, the Directors shall make all appropriations and applications of the undivided profits resolved to be capitalised thereby, and all allotments and issues of fully paid shares or debentures, if any, and generally shall do all acts and things required to give effect thereto, with full power to the Directors to make such provision by the issue of fractional certificates or by payment in cash or otherwise as they think fit for the class of shares or debentures becoming distributable in fractions, and also to authorise any person to enter into, on behalf of all the members entitled thereto, an agreement with the Company providing for the allotment to them respectively, credited as fully paid-up (as to Issue Price), of any further shares or debentures to which they may be entitled upon such capitalisation, or (as the case may require) for the payment up by the Company on their behalf, by the application thereto of their respective proportions of the profits resolved to be capitalised of the amounts or any part of the amounts remaining unpaid on their existing shares, and any agreement made under such authority shall be effective and binding on all such members.

45.3    The Directors shall in accordance with the Companies Act establish a share premium account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share. There shall be debited to any share premium account:

(a)    on the redemption or purchase of a share the difference between the nominal value of such share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital; and

(b)    any other amounts paid out of any share premium account as permitted by the Companies Act.

46       RECORD DATE

46.1    For the purpose of determining members entitled to attend meetings, receive payment of any dividend or capitalisation or for any other purpose, the Directors may provide that the Register may, after compliance with any notice requirement of the Designated Stock Exchange, be suspended or closed for transfers for a stated period which shall not in any case exceed thirty (30) days in any year as the Board may determine. In lieu of, or apart from, closing the Register, the Directors may fix in advance or arrears a date as the record date for any such determination of members provided that the record date for a meeting may not be earlier than the date of notice of such meeting.

46.2    If the Register is not so closed and no record date is fixed for the determination of members entitled to attend meetings, receive payment of a distribution or capitalisation, the date on which the notice of the meeting is given or resolution of the Directors declaring such dividend or capitalisation is adopted, as the case may be, shall be the record date for such determination of members.

46.3    A determination of the members of record entitled to notice of or to vote at a meeting of the members shall apply at any adjournment of the meeting, provided however, that the Board may fix a new record date for the adjourned meeting.

47       Notices

47.1    A notice may be given by the Company to any member either personally or by sending it by courier, post, cable, telex, telefax or e-mail to him or to his registered address, or (if he has no registered address) to the address, if any, within or without the Cayman Islands supplied by him to the Company for the giving of notice to him. For so long as the Shares of the Company (or depository receipts therefor) are listed or quoted on the Designated

Annex A-28

Stock Exchange, a notice may also be served by advertisement in appropriate newspapers in accordance with the requirements of the Designated Stock Exchange or, to the extent permitted by the applicable laws, by placing it on the Company’s website and giving to the member a notice stating that the notice and other document(s) are available there (a “notice of availability”). The notice of availability may be given to the member by any of the means set out above.

47.2    Where a notice is sent by courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre-paying and posting a letter containing the notice, and to have been effected in the case of a notice of a meeting at the expiration of fourteen days after the letter containing the same is posted, and in any other case at the time at which the letter would be delivered in the ordinary course of post..

47.3    Where a notice is sent by cable, telex, telefax or e-mail, service of the notice shall be deemed to be effected by properly addressing and sending such notice and to have been effected on the day received or, if such day is not a working day, on the next working day.

47.4    A notice may be given by the Company to the person or persons where the Company has been advised are entitled to a share in consequence of the death or bankruptcy of a member by sending it through the post in prepaid letter addressed to them by name, or by the title of representatives of the deceased or trustee of the bankrupt, or by any like description, at the address, if any, within or without the Cayman Islands supplied for that purpose by the persons claiming to be so entitled, or (until such an address has been supplied) by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

47.5    A notice shall be sufficiently given by the Company to the joint holders of record of a share by giving the notice to the joint holder first named on the Register in respect of the share.

47.6    Notice of every general meeting shall be given in any manner hereinbefore authorised to:

(a)     every person shown as a member in the Register subject, in each case, to the immediately preceding Article; and

(b)    every person upon whom the ownership of a share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a member where the member but for his death or bankruptcy would be entitled to receive notice of the meeting.

47.7    No other person shall be entitled to receive notices of general meetings.

47.8    A member who is present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the Company shall be deemed to have received notice of the meeting, and, where requisite, of the purpose for which it was called.

47.9    Every person who becomes entitled to any share shall be bound by any notice in respect of that share which, before his name is entered in the Register, has been given to the person from whom he derives his title.

47.10  Subject to the rights attached to shares, the Directors may fix any date as the record date for a dividend, allotment or issue. The record date may be on or at any time before or after a date on which the dividend, allotment or issue is declared, made or paid.

48       Winding Up

48.1    If the Company is, or is likely to become, unable to pay its debts, the Directors shall have power to present a winding up petition in the name of the Company and/or to apply for the appointment of provisional liquidators in respect of the Company.

48.2    If the Company shall be wound up, the liquidator may, with the sanction of an Ordinary Resolution of the Company and any other sanction required by law, divide amongst the members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may

Annex A-29

determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the members as the liquidator, with the like sanction, shall think fit, but so that no member shall be compelled to accept any shares or other securities whereon there is any liability.

48.3    If the Company shall be wound up and the assets available for distribution amongst the members as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively. And if in a winding up the assets available for distribution amongst the members shall be more than sufficient to repay the whole of the capital at the commencement of the winding up, the excess shall be distributed amongst the members in proportion to the capital at the commencement of the winding up paid up on the shares held by them respectively. But this Article is to be without prejudice to the rights of the holders of shares issued upon special terms and conditions.

49       Indemnity

49.1    Every Director, Secretary, or other officer of the Company (including alternate directors, proxy directors and former directors and officers), any trustee for the time being acting in relation to the Company (including any nominee shareholder holding shares in the Company) and their heirs and personal representatives (each an “Indemnified Person”) shall be entitled to be indemnified out of the assets of the Company against all actions, proceedings, costs, damages, expenses, claims, losses or liabilities which they or any of them may sustain or incur by reason of any act done or omitted in or about the execution of the duties of their respective offices or trusts or otherwise in relation thereto, including any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgement is given in his favour or in which he is acquitted except to the extent that any of the foregoing arise through his dishonesty, gross negligence or fraud.

49.2    No Indemnified Person shall be liable (a) for any loss, damage or misfortune whatsoever which may happen to or be incurred by the Company in the execution of the duties, powers, authorities or discretions of his office or in relation thereto, (b) for the acts, receipts, neglects, defaults or omissions of any other such Director or person or (c) by reason of his having joined in any receipt for money not received by him personally or (d) for any loss on account of defect of title to any property of the Company or (e) on account of the insufficiency of any security in or upon which any money of the Company shall be invested or (f) for any loss incurred through any bank, broker or other agent or (g) for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on his part or (h) for any other loss or damage due to any such cause as aforesaid except to the extent that any of the foregoing arise through his dishonesty, gross negligence or fraud.

49.3    The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

49.4    The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

50       Registration by Way of Continuation

50.1    The Company, if registered as an exempted company under the Companies Act, may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands which permits or does not prohibit the transfer of the Company to such jurisdiction.

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50.2    In furtherance of a resolution passed pursuant to the immediately preceding Article, the Directors shall cause an application to be made to the Registrar of Companies to de-register the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

51       Untraceable Members

51.1    Without prejudice to the rights of the Company in this Article 53, the Company may cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two (2) consecutive occasions. However, the Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered.

51.2    The Company shall have the power to sell, in such manner as the Board thinks fit, any shares of a member who is untraceable, but no such sale shall be made unless:

(a)     all cheques or warrants in respect of dividends of the shares in question, being not less than three (3) in total number, for any sum payable in cash to the holder of such shares sent during the relevant period in the manner authorized by these Articles have remained uncashed;

(b)    so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the member who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law; and

(c)     the Company, if so required by the rules governing the listing of the shares on the Designated Stock Exchange, has given notice to, and caused advertisement in newspapers to be made in accordance with the requirements of the Designated Stock Exchange of its intention to sell such shares in the manner required by the Designated Stock Exchange, and a period of three (3) months or such shorter period as may be allowed by the Designated Stock Exchange has elapsed since the date of such advertisement.

For the purpose of the foregoing, the “relevant period” means the period commencing twelve (12) years before the date of publication of the advertisement referred to in paragraph (c) of this Article and ending at the expiry of the period referred to in that paragraph.

51.3    To give effect to any such sale the Board may authorize some person to transfer the said shares and an instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Article 53 shall be valid and effective notwithstanding that the Member holding the Shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

52       Disclosure

The Directors and the officers including any secretary or assistant secretary and/or any its service providers (including the registered office provider for the Company), shall be entitled to disclose to any regulatory or judicial authority, or to any stock exchange on which the shares may from time to time be listed, any information regarding the affairs of the Company including, without limitation, any information contained in the Register and books of the Company.

53       Merger and Consolidation

The Company shall, with the approval of a Special Resolution, have the power to merge or consolidate with one or more constituent companies (as defined in the Companies Act), upon such terms as the Directors may determine.

Annex A-31

SCAN TO VIEW MATERIALS & VOTE ICZOOM GROUP INC. ROOM 3801, BUILDING A, SUNHOPE E·METRO, NO. 7018 CAI TIAN ROAD FUTIAN DISTRICT, SHENZHEN GUANGDONG, CHINA 518000 VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: P16877-V54728 KEEP THIS PORTION FOR YOUR RECORDS ICZOOM GROUP INC. THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY The Board of Directors recommends you vote FOR the following proposal: 1. To approve that the amendments of the Company’s memorandum and articles of association to remove the requirement of the Company to hold annual general For Against Abstain meetings and related consequential updates, as well as other administrative updates, in the form of the Fourth Amended and Restated Memorandum and Articles of Association attached as Annex A of the Proxy Statement (the “Amended MAA”), and the adoption of the Amended MAA as the memorandum and articles The Board of Directors recommends you vote FOR the following proposal: For Against Abstain of association of the Company, to the exclusion of the existing Third Amended and Restated Memorandum and Articles of Association, be authorized and approved with immediate effect. The Board of Directors recommends you vote FOR the following proposal: 2. To elect, subject to the adoption of the Amended MAA and by separate ordinary resolutions, each of the five 3. To ratify, by ordinary resolution, the appointment of Audit Alliance LLP, as the Company’s independent registered public accounting firm for the fiscal year ended June 30, 2023, and to approve, by ordinary resolution, the appointment of Audit Alliance LLP, as the Company’s independent registered public accounting firm for the fiscal year ended June 30, 2024. directors named in the accompanying proxy statement to hold office for a three-year term, and until his/her respective successor is elected and duly qualified. For Against Abstain The Board of Directors recommends you vote FOR the following proposal: For Against Abstain Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. To approve, by ordinary resolution, the adjournment of the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice of Meeting is available at www.proxyvote.com. P16877-V54729 ICZOOM GROUP INC. Annual General Meeting of Shareholders August 20, 2024, 9:00 PM, Beijing Time This proxy is solicited by the Board of Directors The shareholder(s) hereby appoint(s) Mr. Lei Xia as proxy, with the power to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of ICZOOM Group Inc. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of shareholders(s) to be held at 9:00 PM, Beijing Time on August 20, 2024, at Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road Futian District, Shenzhen Guangdong, China, 518000, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations. Continued and to be signed on reverse side